VATECH

[redacted]

04010329

TELEFAX

04 MAR -5 AM 7:21

An: To:	SEC	Datum: Date:	2004-03-05
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	4
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

SUPPL

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

dlw 3/5

VA Technologie AG

PRESS INFORMATION

VA Technologie AG – Preliminary figures 2003

- **Order intake up by 5 percent**
- **Order backlog EUR 4.3 billion – up by 9%**
- **EBIT up by 22 percent to EUR 101 m**
- **Highly increased net liquidity at EUR 238 m**
- **Marked increase of free cash flow to EUR 185 m**

In a politically and economically instable year 2003 VA Technologie AG successfully asserted its leading position as global Technology and Service Company and significantly improved the results.
Decisive reasons for this development were the booming markets of China and Russia, stable European market as well as the economic upturn in Central and Eastern Europe.

Growth markets China and Russia, stable Europe
The beginning of the year was characterised by a low level of expectation with regard to growth due to the crisis in Iraq and the outbreak of SARS in the Asian region. The second half-year showed a marked economic recovery, denoted by the economic growth in the USA, Russia and Asia, and especially China.
In the industrial countries, above all in the states of the European Union growth was sluggish. This is also due to the strength of the euro against the yen and the US dollar representing a further obstacle to the export business.

The positive signals from Asia, Russia and the Eastern European countries were also regarded with favour from the international capital markets. After three years of losses on the most important stock markets, friendlier tendencies with a marked increase in share performance were registered. Among the front-runners, the Viennese ATX also showed a plus of 34 percent. The VA TECH share gained 65% in the course of the past year.

Increase of order intake and backlog, stable sales, improvement in the operating result
Because of the increasing strength of the euro, the Group currency, particularly against the US dollar, currency conversions resulted in a reduction in order intake, order backlog and sales of 2-3%.

Nevertheless, order intake developed satisfactorily and was raised by EUR 211 m from EUR 4,125 m to EUR 4,336 m. The Divisions Metallurgy (up by plus EUR 102 m) and Infrastructure (up by plus EUR 66 m) showed the most significant increase.

From the regional point of view and as in the previous years, Europe dominated with 65%, followed by Asia with 15%.

As at December 31, 2003, order backlog stood at EUR 4,314 m, which was EUR 353 m higher than on December 31, 2002. This corresponds to an average use of business capacity for more than a year.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

Group sales at EUR 3,923 m were slightly up on the same period of 2002 (EUR 3,872 m). The development in the Power Generation Division, where an increase of 21 percent (i.e. EUR 161 m) was achieved, was especially satisfactory. The Transmission and Distribution Division provided the major share of Group sales with 31 percent.

Improved result, strong increase of liquidity and free cash flow

A marked increase of 22 percent in the operating result (EBIT) to EUR 101 m (2002: EUR 83 m) was also satisfactory. Included herein are restructuring expenses amounting to EUR 25 m.

The financial result improved from minus EUR 174 m to minus EUR 121 m due to increased liquidity, lower interest rates as well as the write-off of the investment in the German company Babcock Borsig Power in 2002 (EUR 44m).

The loss for the year was improved by EUR 78 m from minus EUR 93 m to minus EUR 15 m in the past year. The result 2003 included goodwill amortisation amounting to EUR 52 m as non-cash items (2002: EUR 46 m).

Gross liquidity – the sum of liquid funds – amounted to EUR 824 m (2002: EUR 822 m). The interest bearing liabilities decreased by more than 20 percent (EUR 586 m) over in the year 2002 (EUR 739 m). This is the reason for a strong increase of net liquidity to EUR 238 m (2002: EUR 83 m). Thus the Group is debt free and gearing amounted to minus 50%.
Free cash flow also developed very well and increased to EUR 185 m (2002: EUR 101 m). This is the result of active and consistent cash management in the entire Group.

Division development

The acquisition, divestiture and restructuring measures of the past years have led the four core Divisions – Metallurgy, Power Generation, Transmission and Distribution and Infrastructure – to international top positions and underline the economic importance of the Group far beyond Austria's borders.

The **Metallurgy** Division (VAI) significantly improved both order intake and earnings situation in 2003. Due to the booming markets in Russia and China, Metallurgy showed an increase of plus 10 percent in order intake from EUR 1,050 m to EUR 1,152 m and an improved operating result (EBIT), which amounted to EUR 54.5 m (2002: EUR 6.1 m). Also net liquidity and cash flow developed positively.

The figures for the **Power Generation** Division (VA TECH HYDRO) also improved. Hydro power as renewable energy source is gaining in importance and its particular promotion in Europe as well as the favourable development of the combined cycle power plant sector were the reason for an increase of the order intake amounting to almost 4% from EUR 1,011 m in 2002 to EUR 1,049 m in 2003 and for an EBIT improvement to EUR 58.1 m (2002: EUR 56.5 m).

The **Transmission and Distribution** Division (VA TECH Transmission & Distribution) was characterised by an international weaker of the market and pressure on prices and showed a decreased order intake (EUR 1,186 m following EUR 1,208 m) as well as a reduced EBIT amounting to EUR 15.8 m (2002: EUR 50 m). The drop, especially in the transformer business, is due to the high competition and underuse of capacity at individual production sites. The EBIT includes goodwill amortisation amounting to EUR 19 m as well as restructuring expenses of EUR 14 m. A productivity and result improvement programme was launched and is already in the realisation phase. This programme also contains the market launch of new product technologies as well as the further improvement of business processes and cost structures.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

The **Infrastructure** Division (VA TECH ELIN EBG, aii) also showed a satisfactory and stable development. Among others, the favourable development for industrial infrastructure services and the Eastern European countries, which are steadily gaining importance, led to a plus of 9 percent in order intake which amounted to EUR 808 m compared to EUR 742 m in the previous year. At EUR 29.3 m the operating result has almost reached the result of 2002 (EUR 31.6 m).

In 2003, the **Water Systems** Division (VA TECH WABAG) showed an increase in order intake of 12 percent as compared to the preceding year (EUR 251 m following EUR 225 m), but, as in 2002, presented a markedly negative EBIT amounting to minus EUR 42.4 m (2002: minus EUR 54.7 m). After termination of the negotiations on divestment and the decision for the Division to remain within the VA TECH Group, restructuring of this Division will continue under the auspices of VA TECH ELIN EBG and subareas will be sold.

Planned capital increase
In February 2004 the VA TECH Managing Board published its intention to increase the capital of the Group. This shall be initiated by a decision on approved capital in the annual general meeting on 29 April 2004. The aim is to achieve a substantial strengthening of the equity basis.

On the occasion of a press conference, the annual financial statement of VA Technologie AG will be presented in Vienna on 25 March 2004. The annual general meeting will take place in Linz on 29 April 2004.

Key figures of VA Technologie AG 2003 (preliminary)

EUR m	2002	2003	Change (%)
Order intake	4.125	4.336	+5%
Order backlog	3.961	4.314	+9%
Sales	3.872	3.923	+1%
EBITA	129	153	+19%
EBIT[1]	83	101	+22%
Financial result	-174	-121	+
Profit/loss for the period	-93	-15	+
Free cash flow	101	185	+83%
Net liquidity	83	238	+187%

1) Earnings before interest and taxes

++++5.3.2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in the core businesses Metallurgy, Power Generation, Transmission and Distribution and Infrastructure.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at